SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Denison International plc

(Name of Subject Company (Issuer))

Parker-Hannifin Corporation

(Name of Filing Persons (Offeror))

Ordinary Shares, $0.01 par value per share, and

American Depositary Shares each representing one Ordinary Share

(Title of Class of Securities)

248335101

(CUSIP Number of Class of Securities)

Thomas A. Piraino, Jr.

Vice President, General Counsel and Secretary

Parker-Hannifin Corporation

6035 Parkland Boulevard

Cleveland, Ohio 44124-4141

(216) 896-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Patrick J. Leddy

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

(216) 586-3939

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$253,238,760	$50,648

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding A Ordinary Shares, £8.00 par value per share (the “A Ordinary Shares”), and all Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) outstanding at any time during the Offer (as defined herein), including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share (“ADSs,” and together with the A Ordinary Shares and the Ordinary Shares, the “Shares”), of Denison International plc at a purchase price of $24.00 per Share, net to the seller in cash, without interest. As of November 30, 2003, there were 7,015 A Ordinary Shares outstanding and 10,544,600 Ordinary Shares outstanding, including 599,234 outstanding options exercisable for 599,234 Ordinary Shares or ADSs.

(2)	The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the cash offered by the bidder.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $50,648	Filing Party: Parker-Hannifin Corporation

Form or Registration No.: Schedule TO	Date Filed: December 19, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 19, 2003 and amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 31, 2003 (as amended, the “Schedule TO”) by Parker-Hannifin Corporation, an Ohio corporation (“Parker”). The Schedule TO relates to the offer by Parker to purchase all of the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) outstanding at any time during the Offer (as defined herein), including those Ordinary Shares represented by American Depositary Shares each representing one Ordinary Share, of Denison International plc (“Denison”) at a purchase price of $24.00 per Ordinary Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated December 19, 2003 (the “Offer To Purchase”), and in the related Letter of Transmittal and Form of Acceptance (as they may be amended or supplemented from time to time, together constitute the “Offer”), a copy of each of which was filed with the Schedule TO on December 19, 2003 as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. In addition, Parker is offering to purchase all of the outstanding A Ordinary Shares, £8.00 par value per share, of Denison, which class of securities is not registered under the Securities Exchange of 1934, at a purchase price of $24.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer. This Amendment No. 2 to the Schedule TO is being filed on behalf of Parker.

This Amendment No. 2 to the Schedule TO amends and/or supplements the Schedule TO as follows:

Item 1.     Summary Term Sheet.

The last two sentences of the first paragraph under the caption “Summary Term Sheet” in the Offer To Purchase are hereby deleted and replaced in their entirety with the following:

“We urge you to read carefully the remainder of this Offer To Purchase, the Letter of Transmittal and the Form of Acceptance in order to educate yourself on the details of the transaction because these documents contain more lengthy discussions of the information contained in this summary term sheet.”

The response to the third question, “How much are you offering to pay and what is the form of payment?” under the caption “Summary Term Sheet” in the Offer To Purchase, is hereby amended by deleting the second sentence of that response in its entirety.

The response to the fourth question, “Will the Offer be followed by a Compulsory Acquisition if all the Shares are not tendered in the Offer?” under the caption “Summary Term Sheet” in the Offer To Purchase, is hereby deleted and replaced in its entirety with the following:

“If we accept for payment and pay for not less than 90% of the Ordinary Shares, including those represented by ADSs, on a fully diluted basis, and not less than 90% of the A Ordinary Shares on a fully diluted basis, we intend to acquire any Shares not validly tendered into the Offer in a compulsory acquisition of such Shares pursuant to Sections 428 to 430F of the United Kingdom Companies Act 1985, which we refer to herein as the Compulsory Acquisition. Sections 428 to 430F set forth the provisions by which an offeror who has acquired or contracted to acquire not less than nine-tenths of the value of the shares in a company organized under the laws of the United Kingdom to which the offer relates can acquire the remaining shares after completion of a tender offer or other acquisition. Through the Compulsory Acquisition, the shareholders remaining after we accept for payment and pay for the Shares that were validly tendered into the Offer will receive the same consideration payable in the Offer — $24.00 net per Share in cash without interest, subject to a reduction for any applicable backup withholding or stock transfer taxes required by law to be withheld from payments to such shareholders.

If we pursue the Compulsory Acquisition, we will give notice to the holders of Shares that were not validly tendered into the Offer that we desire to acquire those Shares pursuant to the Compulsory Acquisition process. This notice will be in the form of a letter to the holders of those Shares and may also be in the form of an advertisement in The London Gazette, a publication in the United Kingdom, if required by applicable UK regulations, and will be sent or given, as the case may be, promptly after we accept for payment the Shares validly tendered into the Offer and not properly withdrawn. In this notice, we will provide instructions as to how the holders can obtain payment for their Shares. Pursuant to the provisions of the United Kingdom Companies Act 1985, this notice must be given within four months after the date of the commencement of the Offer and within two months after the date on which we accept for payment not less than 90% of the Ordinary Shares, including those represented by ADSs, on a fully diluted basis, and not less than 90% of the A Ordinary Shares on a fully diluted basis.

In addition to the letter and, if required, the advertisement, we will file a statutory declaration with the UK Registrar of Companies, as required by the United Kingdom Companies Act 1985, which will serve as formal notice to the holders who did not validly tender their Shares into the Offer that we will compulsorily acquire their Shares pursuant to the Compulsory Acquisition process. We will then be entitled and obligated to acquire those remaining Shares. Holders of the remaining Shares will have six weeks from the date of the notice to comply with the instructions provided in the notice that describe how to obtain payment from us for their Shares. At the end of that six-week period, we will transfer the consideration for any Shares remaining as of that date to Denison together with any instrument of transfer with respect to those Shares that may be required, executed on behalf of the relevant shareholder, or any other applicable document. Upon receipt of such instrument or document, if required, or, if such instrument or document is not required, upon receipt of the consideration by Denison from us, Denison will register us as the holder of those remaining Shares, immediately after which we will own 100% of the outstanding Ordinary Shares, including those represented by ADSs, and 100% of the outstanding A Ordinary Shares. Any consideration received by Denison must be held by Denison or a trust for the persons entitled to such consideration for a period of twelve years. After such twelve-year period, the money will be paid to, and will become the property of, the High Court of England and Wales.

You will not have appraisal rights as a result of the Offer. However, holders of Shares subject to the Compulsory Acquisition may, within six weeks from the date on which the notice described above is given, object to the Compulsory Acquisition under Section 430C of the United Kingdom Companies Act 1985 by applying to the High Court of England and Wales to order that Parker either is not entitled and bound to acquire the remaining Shares or is providing such holders terms of acquisition different from those in the Offer. In addition, if the Compulsory Acquisition is available to us but we decide not to acquire Shares through the Compulsory Acquisition, a holder of Shares that were not acquired pursuant to the Offer may require Parker to purchase those Shares on the same terms as provided in the Offer.

See the “Introduction” to the Offer To Purchase and Section 13 — “Compulsory Acquisition” of this Offer To Purchase.”

The response to the sixth question, “Do you have the financial resources to make payment?” under the caption “Summary Term Sheet” in the Offer To Purchase is hereby supplemented by adding the following sentence immediately after the first sentence of the response to that question:

“The total amount of funds required by Parker to pay the aggregate purchase price to be paid pursuant to the Offer and the Compulsory Acquisition and to pay the fees and expenses related to the Offer and the Compulsory Acquisition is estimated to be approximately $252,915,000.”

Item 4.     Terms of the Transaction.

The second paragraph under the caption “Introduction” in the Offer To Purchase is hereby amended by deleting the third sentence of that paragraph in its entirety.

The last sentence of the third paragraph in Section 1 — “Terms of the Offer” of the Offer To Purchase is hereby deleted and replaced in its entirety with the following:

“Assuming the prior satisfaction or waiver of the Offer Conditions, Parker will accept for payment, and promptly after acceptance thereof pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer.”

The fourth paragraph in Section 1 — “Terms of the Offer” of the Offer To Purchase is hereby deleted and replaced in its entirety with the following:

“Subject to the termination provisions of the Acquisition Agreement as described in Section 16 of this Offer To Purchase and the rights of tendering shareholders to withdraw their Shares, Parker will retain all tendered Shares until the Expiration Date.”

The fifth paragraph in Section 1 — “Terms of the Offer” of the Offer To Purchase is hereby supplemented by adding the following immediately after the words “applicable regulations of the Commission”:

“, including Rule 14e-1(c) under the Exchange Act, which requires that Parker pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination of the Offer or withdrawal of the Shares,”

The second sentence of the seventh paragraph in Section 1 — “Terms of the Offer” of the Offer To Purchase is hereby deleted and replaced in its entirety with the following:

“The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality, of the changes and will otherwise be subject to the terms of Section 1.1(d) of the Acquisition Agreement, which limits the period of each extension of the Offer to not more than ten business days.”

The first paragraph of Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer To Purchase is hereby deleted and replaced in its entirety with the following:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment and the satisfaction or waiver of all the conditions of the Offer as set forth in Section 19 of this Offer To Purchase), Parker will accept for payment (and thereby purchase) and, after such acceptance, promptly pay for all Shares that are validly tendered and not properly withdrawn prior to the Expiration Date. Parker will accept for payment (and thereby purchase) and promptly pay for Shares that are validly tendered during any Subsequent Offering Period, if one is included, after it receives such validly tendered Shares. Subject to the restrictions described in Section 19 of this Offer To Purchase, Parker expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to receive any applicable governmental regulatory approvals. See Sections 1, 19 and 20 of this Offer To Purchase.”

The third paragraph under the caption “Appointment as Proxy” in Section 3 — “Procedures for Tendering Shares” of the Offer To Purchase, which begins “Parker reserves the absolute right…”, is hereby deleted in its entirety.

The first sentence of the third paragraph in Section 4 — “Withdrawal Rights” of the Offer To Purchase is hereby supplemented by adding the following immediately after the words “Acquisition Agreement”:

“, including the satisfaction or waiver of the Offer Conditions, including the Minimum Condition, as set forth in Section 19 of this Offer To Purchase,”

The third paragraph under the caption “Certain Forecasts” in Section 8 — “Certain Information Concerning Denison” of the Offer To Purchase is hereby deleted and replaced in its entirety with the following:

“For these reasons, as well as the bases and assumptions on which the Forecasts were compiled, the inclusion of such Forecasts herein should not be regarded as an indication that Denison, Parker or any of their respective affiliates or representatives considers such information to be an accurate prediction of future events, and the Forecasts should not be relied on as such. Parker and its respective affiliates and representatives assume no responsibility for the reasonableness, completeness, accuracy or reliability of such Forecasts. Neither Parker nor any of its affiliates or representatives makes any representation to any person regarding the information contained in the Forecasts and none of Parker, Denison or their respective affiliates and representatives intends to update or otherwise revise the Forecasts to reflect circumstances existing after the date they were made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.”

The penultimate sentence of the first paragraph under the caption “Available Information” in Section 8 — “Certain Information Concerning Denison” of the Offer To Purchase is hereby deleted and replaced in its entirety with the following:

“These reports, proxy statements and other information may be inspected at the Commission’s office at 450 Fifth Street, N.W., Washington, D.C. 20549.”

The thirteenth paragraph of Section 11 — “Background of the Offer” of the Offer To Purchase is hereby deleted and replaced in its entirety with the following:

“On November 24 and 25, 2003, a negotiating session was held between the parties during which representatives of Denison informed Parker that it would be necessary for Parker to increase its offered price of $23 to be competitive with other bidders. After further discussions and negotiations among the parties, Parker agreed to increase its offer to $24 per share subject to finalizing the terms and provisions of the Acquisition Agreement, the Tender Agreements and certain non-compete agreements to Parker’s satisfaction.”

The first paragraph in Section 13 — “Compulsory Acquisition” of the Offer To Purchase is hereby supplemented by adding the following to the end of that paragraph:

“The remaining shareholders whose Shares are acquired in the Compulsory Acquisition will receive $24.00 net per Share in cash without interest, subject to a reduction for any applicable backup withholding or stock transfer taxes required by law to be withheld from payments to such shareholders.

If Parker decides to acquire Shares that were not validly tendered into the Offer pursuant to the Compulsory Acquisition, Parker will give notice to the holders of Shares that were not validly tendered into the Offer that it desires to acquire those Shares. This notice will be in the form of a letter to the holders of those Shares and may also be in the form of an advertisement in The London Gazette, a publication in the United Kingdom, if required by applicable UK regulations, and will be sent or given, as the case may be, promptly after Parker accepts for payment the Shares properly tendered into the Offer and not validly withdrawn. In this notice, Parker will provide instructions as to how the holders can obtain payment for their Shares. Pursuant to the provisions of the Companies Act, this notice must be given within four months after the date of the commencement of the Offer and within two months after the date on which Parker accepts for payment not less than 90% of the Ordinary Shares, including those represented by ADSs, on a fully diluted basis, and not less than 90% of the A Ordinary Shares on a fully diluted basis.

In addition to the letter and, if required, the advertisement, Parker will file a statutory declaration with the UK Registrar of Companies, as required by the Companies Act, which will serve as formal notice to the holders who did not validly tender their Shares into the Offer that Parker will compulsorily acquire their Shares pursuant to the Compulsory Acquisition process. Parker will then be entitled and obligated to acquire those remaining Shares. Holders of the remaining Shares will have six weeks from the date of the notice to comply with the instructions provided in the notice that describe how to obtain payment from Parker for their Shares. At the end of that six-week period, Parker will transfer the consideration for any Shares remaining as of that date to Denison together with any instrument of transfer with respect to those Shares that may be required, executed on behalf of the relevant shareholder, or any other applicable document. Upon receipt of such instrument or document, if required, or, if such instrument or document is not required, upon receipt of the consideration by Denison from Parker, Denison will register Parker as the holder of those remaining Shares, immediately after which Parker will own 100% of the outstanding Ordinary Shares, including those represented by ADSs, and 100% of the outstanding A Ordinary Shares. Any consideration received by Denison must be held by Denison or a trust for the persons entitled to such consideration for a period of twelve years. After such twelve-year period, the money will be paid to, and will become the property of, the High Court of England and Wales.”

The last sentence of the second paragraph under the caption “The Offer” in Section 15 — “The Acquisition Agreement” of the Offer To Purchase is hereby deleted and replaced in its entirety with the following:

“Parker will, on the terms and subject to the prior satisfaction or waiver of the Offer Conditions, accept for payment (and thereby purchase), and promptly after acceptance thereof pay for, all Shares that are validly tendered and not properly withdrawn prior to the Expiration Date.”

The last paragraph of Section 18 — “Dividends and Distributions” of the Offer To Purchase is hereby supplemented by adding the following sentence to the beginning of that paragraph:

“In the event of any reduction in the Per Share Amount resulting from a cash dividend or cash distribution as described above, at least ten business days must remain before the Offer expires.”

The first paragraph in Section 19 — “Certain Conditions of the Offer” of the Offer To Purchase is hereby amended by deleting the language preceding the list of conditions and replacing it in its entirety with the following:

“Notwithstanding any other provision of the Offer or the Acquisition Agreement, and in addition to and not in limitation of Parker’s right to extend or amend the Offer at any time in its sole discretion (subject to the restrictions set forth in Section 1.1(d) of the Acquisition Agreement), Parker will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act, which relates to Parker’s obligation to pay for or return tendered Shares promptly after termination of the Offer or withdrawal of the Shares, pay for, and (subject to any such rules and regulations) may delay the acceptance for payment of, any tendered Shares and (except as provided in the Acquisition Agreement, including Section 1.1 of the Acquisition Agreement) amend or terminate the Offer as to any Shares not then paid for if:”

The first sentence of the first paragraph following the list of conditions to the Offer in Section 19 — “Certain Conditions of the Offer” of the Offer To Purchase is hereby deleted and replaced in its entirety with the following:

“The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parker and its affiliates and may be (i) asserted by Parker regardless of the circumstances (other than a material breach by Parker of the Acquisition Agreement) giving rise to any such condition or (ii) waived by Parker, in whole or in part, from time to time prior to the Expiration Date and in the case of conditions relating to applicable governmental regulatory approvals only, from time to time subsequent to the Expiration Date, in all cases, in its sole discretion, except as otherwise provided in the Acquisition Agreement.”

The following words are hereby deleted from the last sentence of the second paragraph in Section 23 — “Miscellaneous” of the Offer To Purchase:

“(except that they will not be available at the regional offices of the Commission)”.

Item 11.     Additional Information.

Item 11 is hereby amended and supplemented by adding the following to the end thereof:

On December 29, 2003, Parker filed a notification of the Offer with CADE as required under Law 8884.

The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder applicable to the purchase of the Shares pursuant to the Offer expired on December 30, 2003.

On January 7, 2004, Parker filed a notification of the Offer with the German Federal Cartel Office as required by German merger control rules (GWB Sections 35 and 39(1)).

On January 8, 2004, Parker filed a notification of the Offer with the Austrian Cartel Court as required under Chapter 5 of the Austrian Cartel Act of 1988.

Item 12.	Exhibits.

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase, dated December 19, 2003

*(a)(1)(B)	Letter of Transmittal

*(a)(1)(C)	Form of Acceptance

*(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(F)	Notice of Guaranteed Delivery

*(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

*(a)(1)(H)	Summary Advertisement published on December 19, 2003 in The Wall Street Journal

*(a)(1)(I)	Newspaper Advertisement published on December 19, 2003 in the Financial Times

*(a)(1)(J)	Letter from J. Colin Keith, Chairman of the Board of Directors of Denison International plc, to Optionholders of Denison International plc, dated December 31, 2003

*(a)(1)(K)	The Denison International Stock Option Plan Notice of Exercise and Form of Acceptance

Exhibit No.	Description

*(a)(5)(A)	Joint press release issued by Parker-Hannifin Corporation and Denison International plc on December 8, 2003

*(a)(5)(B)	Slide presentation available as of December 8, 2003 on Parker-Hannifin Corporation’s investor relations website

(b)	Not applicable

(c)	Not applicable

*(d)(1)	Acquisition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Denison International plc

*(d)(2)	Amendment No. 1 to the Acquisition Agreement, dated as of December 19, 2003, by and between Parker-Hannifin Corporation and Denison International plc

*(d)(3)	Form of Tender Agreement, each dated as of December 7, 2003, by and between Parker-Hannifin Corporation and the shareholder of Denison International plc named therein

*(d)(4)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Anders C.H. Brag

*(d)(5)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and J. Colin Keith

*(d)(6)	Confidentiality Agreement, dated as of July 22, 2003, between Parker-Hannifin Corporation and Denison International plc

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2004	PARKER-HANNIFIN CORPORATION

	By:	/s/ THOMAS A. PIRAINO, JR.
		Name:	Thomas A. Piraino, Jr.
		Title:	Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase, dated December 19, 2003

*(a)(1)(B)	Letter of Transmittal

*(a)(1)(C)	Form of Acceptance

*(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(F)	Notice of Guaranteed Delivery

*(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

*(a)(1)(H)	Summary Advertisement published on December 19, 2003 in The Wall Street Journal

*(a)(1)(I)	Newspaper Advertisement published on December 19, 2003 in the Financial Times

*(a)(1)(J)	Letter from J. Colin Keith, Chairman of the Board of Directors of Denison International plc, to Optionholders of Denison International plc, dated December 31, 2003

*(a)(1)(K)	The Denison International Stock Option Plan Notice of Exercise and Form of Acceptance

*(a)(5)(A)	Joint press release issued by Parker-Hannifin Corporation and Denison International plc on December 8, 2003

*(a)(5)(B)	Slide presentation available as of December 8, 2003 on Parker-Hannifin Corporation’s investor relations website

*(d)(1)	Acquisition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Denison International plc

*(d)(2)	Amendment No. 1 to the Acquisition Agreement, dated as of December 19, 2003, by and between Parker-Hannifin Corporation and Denison International plc

*(d)(3)	Form of Tender Agreement, each dated as of December 7, 2003, by and between Parker-Hannifin Corporation and the shareholder of Denison International plc named therein

*(d)(4)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and Anders C.H. Brag

*(d)(5)	Non-Competition Agreement, dated as of December 7, 2003, by and between Parker-Hannifin Corporation and J. Colin Keith

*(d)(6)	Confidentiality Agreement, dated as of July 22, 2003, between Parker-Hannifin Corporation and Denison International plc

*	previously filed